UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)

023111206
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023111206	Page 2 of 3 Pages

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to American Depositary Shares (“ADS(s)”), each ADS representing one ordinary share, par value 50 pence per share (the “Ordinary Shares”), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2022 (the “Initial Schedule 13D”) as amended by Amendment No. 1 to Schedule 13D filed on June 3, 2022 (“Amendment No. 1” and together with the Initial Schedule 13D, the “Schedule 13D”) on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction. Item 4 of the Schedule 13D is hereby amended to include the following:
On June 15, 2022, Sarissa Capital issued a press release indicating how the Reporting Persons intend to vote at the upcoming annual meeting of the Issuer and the reasons therefor. A copy of the press release is attached as Exhibit 2 hereto.
Item 7. Material to Be Filed as Exhibits. Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 2 – Press Release, June 15, 2022

CUSIP No. 023111206	Page 3 of 3 Pages
SCHEDULE 13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2022

SARISSA CAPITAL MANAGEMENT LP

By: /s/ Mark DiPaolo _______________________
 Name: Mark DiPaolo
 Title: Senior Partner, General Counsel

/s/ Alexander J. Denner________________________
Alexander J. Denner